Live Ventures Incorporated

April 5, 2023

VIA EDGAR AND EMAIL

Ms. Rucha Pandit

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Live Ventures Incorporated

Registration Statement on Form S-3

Filed March 24, 2023

File No. 333-270836

Dear Ms. Pandit:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Live Ventures Incorporated (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-270836) be accelerated by the U.S. Securities and Exchange Commission to 5:00 PM Eastern Time on April 5, 2023, or as soon as possible thereafter.

* * * * *

The Company hereby authorizes Stephanie R. Hager of Clark Hill PLC to orally modify or withdraw this request for acceleration. Please contact Ms. Hager at (215) 640-8517 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

Live Ventures Incorporated

By: /s/ Jon Isaac_____________

Jon Isaac
Chief Executive Officer